Exhibit 99.1

Hydro One Inc. announces pricing of inaugural offering of

US$1.0 billion of 5-year senior notes

TORONTO, ONTARIO – May 20, 2026 – Hydro One Limited, Ontario’s largest electricity transmission and distribution company, today announced that its wholly-owned subsidiary, Hydro One Inc. (together with Hydro One Limited, “Hydro One”), has priced an inaugural offering of US$1.0 billion aggregate principal amount of 4.750% senior notes due May 30, 2031 (the “senior notes”). The offering is expected to close on or about May 26, 2026, subject to customary closing conditions.

Hydro One intends to use the net proceeds from this offering to repay certain maturing long-term debt and certain short-term indebtedness (including commercial paper) and for other general corporate purposes. The senior notes will be unsecured and rank equally with Hydro One Inc.’s existing senior unsecured debt. The senior notes are being publicly offered in the United States through a syndicate of underwriters. The joint book-running managers for the offering are Barclays Capital Inc., Mizuho Securities USA LLC and RBC Capital Markets, LLC.

In connection with the offering of senior notes, Hydro One Inc. will be filing a final prospectus supplement (the “prospectus supplement”) to its short form base shelf prospectus dated August 18, 2025 with the Ontario Securities Commission, which forms a part of and is included in Hydro One Inc.’s effective registration statement on Form F-10 filed in the United States with the Securities and Exchange Commission (the “SEC”) under the multijurisdictional disclosure system in Canada and the United States. A preliminary prospectus supplement relating to the offering was filed with the Ontario Securities Commission and in the United States with the SEC on May 19, 2026.

Copies of the short form base shelf prospectus and preliminary prospectus supplement are, and the final prospectus supplement relating to the offering of the senior notes once filed will be, available for free on SEDAR+ at www.sedarplus.com and on EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained by calling Barclays Capital Inc. toll free at 1-888-603-5847 or by emailing barclaysprospectus@broadridge.com, by calling Mizuho Securities USA LLC toll free at 1-866-271-7403 or by calling RBC Capital Markets, LLC toll free at 1-866-375-6829 or by emailing rbcnyfixedincomeprospectus@rbccm.com. Investors should read the preliminary prospectus supplement and the short form base shelf prospectus, including the documents incorporated by reference therein, before making an investment decision.

The senior notes have not been, and will not be, qualified for distribution in Canada by a prospectus and are being offered and sold in Canada only on a private placement basis pursuant to exemptions from the prospectus requirements under Canadian securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the senior notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with 1.5 million valued customers, $39.7 billion in assets as at December 31, 2025, and annual revenues in 2025 of $9 billion.

Our team of 9,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2025, Hydro One invested $3.4 billion in its transmission and distribution networks, and supported the economy through buying $3.0 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE.

Caution Concerning Forward Looking Information, Risks and Assumptions:

This news release includes “forward looking information” within the meaning of applicable securities laws. The forward looking information in this news release includes, without limitation, expectations regarding the timing of the closing of the offering and the anticipated use of proceeds of the offering. We caution that all forward looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward looking information or could cause our current objectives, strategies and intentions to change, and many of these factors are beyond our control and current expectations or knowledge. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One Limited’s and Hydro One Inc.’s filings with the securities regulatory authorities in Canada, including the risks outlined in the section entitled “Risk Management and Risk Factors” in its annual management’s discussion and analysis, which are available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Hydro One Limited and Hydro One Inc. do not intend, and they disclaim any obligation, to update any forward looking information, except as required by law.